UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 16, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Incorporation of GyM S.A. as a Civilly Responsible Third Party

Dear Sirs:

We comply with informing, as a Relevant Information Communication, that today, July 16, 2018, we have been notified with the resolution issued by the First Court of National Preparatory Investigation, which declares as well founded the request for incorporation of our subsidiary GyM S.A. as Civilly Responsible Third Party to the investigation process of the public works tendered for the Construction of Tranche 1 and 2 of Line 1 of the Lima Metro.

The incorporation of GyM S.A. as a civilly responsible third party in the current process does not mean per se a declaration of guilt or responsibility, but only the inclusion of the company in the investigation to define, throughout this investigation, if the company is obliged to respond civilly for the acts or proven facts of the persons investigated.

The company does not agree with the resolution that is the subject of this communication and considers that it has not incurred in any irregularity, so it will exercise its right of defense throughout the investigation. However, if as a result of the process, any civil responsibility is determined, it will comply with its assumption as it has been in its 85-year of existence.

____________________
/s/ Luis Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS DIAZ OLIVERO
Name: Luis Diaz Olivero
Title: Stock Market Representative
Date: July 16, 2018